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SEC FILE NUMBER
8-53412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Broadridge Business Process Outsourcing, LLC (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Executive Drive
(No. and Street)

Edgewood	NY	11717-8382
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax (631) 257-4899
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

RECEIVED
2016 AUG 10 AM 11:59
SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

BROADRIDGE BUSINESS PROCESS OUTSOURCING, LLC
(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes): **Page**



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Broadridge Business Process Outsourcing, LLC
Edgewood, New York

We have audited the accompanying statement of financial condition of Broadridge Business Process Outsourcing, LLC (the "Company") (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) as of June 30, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Broadridge Business Process Outsourcing, LLC as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 5, the accompanying financial statement reflects the results of significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

Deloitte & Touche LLP

August 5, 2016

Broadridge Business Process Outsourcing, LLC

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2016
(Dollars in thousands)

ASSETS		
Cash	$	22,624
Cash segregated under federal regulations		1,204
Accounts receivable		44,982
Receivable from affiliates, net (Note 5)		2,730
Other assets (Note 3)		5,433
TOTAL ASSETS	$	76,973
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses and other liabilities (Note 4)	$	4,869
Payable to foreign affiliate (Note 5)		79
Administrative fees payable to an affiliate (Note 5)		29,519
Deferred revenues		3,452
TOTAL LIABILITIES		37,919
COMMITMENTS AND CONTINGENCIES (Note 6)		
MEMBER'S EQUITY		39,054
TOTAL LIABILITIES AND MEMBER'S.EQUITY	$	76,973

See notes to statement of financial condition.

1. Organization and Business Activities

Broadridge Business Process Outsourcing, LLC (the "Company") was formed on April 6, 2001 as a Delaware Limited Liability Company, and is wholly-owned by Broadridge Securities Processing Solutions, Inc. (the "Parent"), which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a global provider of investor communication services and securities processing and operations outsourcing solutions to the financial services industry. The Company is headquartered in Edgewood, New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has two lines of business:

- ***Mutual Fund Processing*** - The Company performs broker-dealer functions that consist primarily of effecting and facilitating the unsolicited purchase and redemption of trades of various mutual fund shares submitted by institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers throughout the United States. In this capacity, the Company is the broker-dealer of record.

- ***Operations Outsourcing*** - The Company also provides operations outsourcing solutions that allow broker-dealers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business. The Company's operations outsourcing clients execute and clear their own securities transactions and engage the Company to perform a number of related administrative back-office functions, such as record-keeping and reconciliations. In this capacity, the Company is not the broker-dealer of record.

Although the Company's FINRA membership agreement allows the Company to engage in clearing and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation - The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). As discussed in Notes 1 and 5, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related-party disclosures must be taken into consideration when reviewing the accompanying statement of financial condition, which was prepared on the basis that the Company is a going concern and will continue in operation for the foreseeable future, and will be able to realize assets and discharge liabilities in the normal course of operations.

Use of Estimates - The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions during the reporting period that affect the reported amounts in the financial statement and accompanying notes. Significant estimates include the outcome of litigation, accrued bonuses, allowance on accounts receivable and accrued revenue. Actual results could differ from those estimates.

Cash - Cash includes demand deposits held in banks. The Company has no restrictions on cash deposits.

Affiliate Transaction Balances and Settlement - The Company receives services from, and provides services to, various Broadridge business units for which the Company is charged or bills on a monthly basis. Such services are formalized under service level agreements which document specific service requirements and pricing. Several of the Company's obligations for settlement are facilitated by the Parent, even when the Company is performing work for other affiliates. As such, these receivables from, and payables to, various Broadridge business units are disclosed on a net basis in the statement of financial condition as Receivable from affiliates, net.

Allowance for Doubtful Accounts - The Company reviews its accounts receivable balances on a monthly basis. Aged receivables are identified and researched, and related clients are notified and requested to submit payment. The Company analyzes each open receivable specifically to determine whether there is risk of non-payment. The Company books allowances for those open receivables for which payment in full is not expected based on historical experience, current credit ratings and other factors. As of June 30, 2016, the Company had no allowance for doubtful accounts relating to its accounts receivable balances.

Deferred Client Conversion Costs - For the Company's operations outsourcing line of business, direct costs that are incurred to set up or convert a client's systems to function with the Company's technology are generally deferred and recognized on a straight-line basis over the service term of the contract, which commences after client acceptance and when the processing term begins.

Deferred Client Concessions - For the Company's operations outsourcing line of business, concessions granted as incentive for clients to enter into new or renewal contracts are generally deferred and recognized on a straight-line basis over the service term of the contract as a reduction to revenue, which commences after client acceptance and when the processing term begins.

Compensation and Benefits - The Company is allocated its share of applicable stock-based compensation expense from Broadridge. Stock-based compensation expense is allocated to the Company based on headcount and is recorded as a capital contribution through the Parent within Member's Equity in the statement of financial condition (see Note 5). Additionally, certain employees of the Company participate in Broadridge's employee benefit plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan, and a 401(k) retirement and savings plan. The costs of these plans are allocated to the Company by Broadridge based on certain employee-related metrics. As such expenses for the current year are settled in cash, they are not recorded as capital contributions.

Income Taxes - The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported in the income tax return of Broadridge and no provision for income taxes has been recorded in the accompanying statement of financial condition. The Company, as a single-member LLC, does not allocate income taxes because it does not have a tax-sharing agreement.

New Accounting Pronouncements – In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* ("ASU No. 2016-02"). Under ASU No. 2016-02, all lease arrangements exceeding a twelve month term will be recognized as assets and liabilities on the balance sheet of the lessee by recording a right-of-use asset and corresponding lease obligation generally equal to the present value of the future lease payments over the lease term. Further, the income statement will reflect lease expense for leases classified as operating and amortization/interest expense for leases classified as financing, determined using classification criteria substantially similar to the current lease guidance for distinguishing between an operating and capital lease. ASU No. 2016-02 also contains certain additional qualitative and quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity's leasing activities, including significant judgments and changes in judgments. ASU No. 2016-02 is effective for the Company in the first quarter of fiscal year 2020 and will be adopted on a modified retrospective basis, which will require adjustment to all comparative periods presented in the financial statements. The Company is currently evaluating the impact of the pending adoption of ASU No. 2016-02 on the Company's statement of financial condition.

In January 2016, the FASB issued ASU No. 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU No. 2016-01"), which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. ASU No. 2016-01 is effective for the Company beginning in the first quarter of fiscal year 2019. The pending adoption of this guidance is not expected to have a material impact on the Company's statement of financial condition.

3. Other Assets

Other assets consists of the following as of June 30, 2016:

	June 30, 2016 (Dollars in thousands)
Deferred client conversion costs, net of accumulated amortization of $1,946	$ 3,003
Deferred client concession, net of accumulated amortization of $1,010	1,150
Fixed assets, net of accumulated depreciation of $2,255	670
Prepaid expenses	421
Deposit with clearing organization	150
Other	39
Total other assets	$ 5,433

4. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consists of the following as of June 30, 2016:

		June 30, 2016 (Dollars in thousands)
Accounts payable and accrued expenses	$	1,527
Accrued bonus		3,133
Restructuring liabilities		209
Total accrued expenses and other liabilities	$	4,869

5. Related Party Transactions

Administrative Fees Payable to an Affiliate - The Company pays administrative fees to an affiliate for further distribution to institutions such as banks, trust companies, third-party administrators, broker-dealers and registered investment advisers to perform certain services that the Company is contractually obligated to perform for the mutual fund families. The Company pays these fees related to its mutual fund processing business. As of June 30, 2016, the Company had a payable of $29,519 thousand related to such fees.

Receivable from Affiliates, net – Receivable from affiliates, net consists of the following at June 30, 2016:

		June 30, 2016 (Dollars in thousands)
Receivable from affiliate - mutual fund processing	$	24
Payables to affiliate - payroll and accounts payable		(2,755)
Payables to affiliate - other services and allocations		(4,299)
Outsourcing receivables from affiliate		9,760
Receivable from affiliates, net - operations outsourcing		2,706
Total receivables from affiliates, net	$	2,730

Receivable from affiliate - mutual fund processing - Consists of client fees that are remitted to an affiliated entity. Such fees are then remitted to the Company during the following month. These receivables are not settled net against the Company's administrative fees and operations outsourcing intercompany payables and do not qualify for netting under the Company's intercompany netting agreement with Broadridge.

Payables to affiliate - payroll and accounts payable - Broadridge funds payroll and accounts payable on behalf of the Company. The Company subsequently reimburses Broadridge for such payments.

Payables to affiliate - other services and allocations - The Company receives services from other Broadridge wholly-owned entities primarily related to data processing, statements, customer statements and confirmation generation. The Company subsequently reimburses Broadridge for such services.

Outsourcing receivables from affiliate - Primarily represents outsourcing receivables that will be collected by Broadridge on behalf of the Company and then remitted to the Company.

Payable to Foreign Affiliate - As of June 30, 2016, the Company had a $79 thousand payable to a foreign affiliate related to its operations outsourcing business that is not settled net against the Company's operations outsourcing receivables and does not qualify for netting under the Company's intercompany netting agreement with Broadridge.

6. Commitments and Contingencies

Leases - The Company leases office equipment under several non-cancelable operating leases expiring fiscal year 2017. At June 30, 2016, the non-cancelable contractual operating leases with third parties had the following minimum lease commitments: *(dollars in thousands)*:

2017	$ 19
	$ 19

Litigation - From time to time, in the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations or cash flows. As of June 30, 2016, the Company is unaware of any pending or threatened litigation, the resolution of which would have a material impact on its statement of financial condition.

Guarantees - The Company provides a guarantee to the Options Clearing Corporation ("OCC") as a managing clearing member. Under the standard OCC membership agreement, members are required to guarantee the performance of the other members. Under the agreement, if another member becomes unable to satisfy its obligations to the OCC, the other members would be required to meet any shortfalls. The Company's liability under this arrangement is not quantifiable as the information necessary to estimate the obligations of the other members, which could exceed $150 thousand of cash the Company has posted as collateral, is not available. However, the potential for the Company to be required to make payments under this arrangement is deemed remote by management. Accordingly, no contingent liability is carried in the statement of financial condition for this guarantee.

7. Regulatory Requirements

Although the Company's FINRA membership agreement allows the Company to engage in clearing and the retailing of corporate securities in addition to mutual fund retailing on a wire order basis, the Company does not clear customer transactions, process any retail business or carry customer accounts, and the Company claims exemption from the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250 thousand or 2% of aggregate

debit items arising from customer transactions. At June 30, 2016 the Company's required minimum net capital was $250 thousand. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. As of June 30, 2016, the Company had net capital of approximately $15,525 thousand, which exceeded the minimum requirement by approximately $15,275 thousand.

In addition, the Company, as a 'Managing Clearing Member' of the Options Clearing Corporation ("OCC"), is subject to OCC Rule 309(b) in connection with its operations outsourcing services that are provided to other OCC 'Managed Clearing Member' broker-dealers, which requires the Company to maintain minimum net capital of $5,400 thousand. As of June 30, 2016, the Company's net capital exceeded the OCC minimum requirement by approximately $10,125 thousand.

8. Subsequent Events

The Company has reviewed events that have occurred after June 30, 2016 through the date the statement of financial condition was issued. The Company issued a dividend of $1,300 thousand to the Parent on August 3, 2016 which, under direction of the Parent, was paid directly to Broadridge. Other than this dividend, the Company had no material subsequent events requiring adjustment or disclosure.

* * * * * *